December 16, 2010
Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

RE:	China Unicom (Hong Kong) Limited Form 20-F for the fiscal year ended December 31, 2009 Filed on June 18, 2010 File No. 001-15028
Dear Mr. Spirgel:
This is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated December 3, 2010, relating to the annual report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Commission on June 18, 2010.
The Company would like to thank the Staff for your consideration of the Company’s previous responses to the Staff’s comments on the Form 20-F. The Company wishes that this letter would further explain its positions and help move forward the process in resolving the outstanding comments of the Staff. For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is submitting a copy of this letter as “correspondence” via EDGAR. The Company’s responses to the comments are as follows.
Capitalized terms used herein but not defined have the same meanings given to them in the Company’s letter to the Commission dated October 25, 2010.
Financial Statements
Note 4.2(b) 2009 Business Combinations, page F-59
1.	We have considered carefully the information that you have provided to us in your letter dated October 25, 2010. We believe a presentation that reflects all of the costs incurred in generating revenue is necessary in order to provide readers with a true and fair view of the historical operating results of the business that was actually operated by the controlling shareholder. We believe the disposal approach described in your letter is the best presentation methodology to accomplish this goal.

Mr. Larry Spirgel	2
Furthermore, we believe the disposal approach will improve investors’ understanding of the economic impact of the transfer of the telecommunications networks in Southern China and the financial consequences of the concurrent lease of the network assets. We note that under this approach, investors will be able to compare the historical results of operations that include depreciation and finance charges to the results of operations that include leasing fees. This will facilitate investors’ understanding of the impact of leasing the network assets from your controlling shareholder rather than owning the assets.
We understand your concern that under the disposal approach you would be presenting the network assets and related liabilities that were never under your ownership or control. However, we note that whenever historical financial statements are restated to reflect a common control merger, the comparative period presentations include assets, liabilities, and results of operations that were not under the reporting entity’s ownership or control. We do not believe a presentation that includes the network assets and their subsequent transfer upon the effective date of the lease would have an adverse impact upon investors’ understanding of the related party transactions. Furthermore, we do not believe the disposal approach represents a change in policy from what was used in the Company’s merger with China Netcom or the acquisition of assets and business of Guizhou Branch from Unicom Group because the comparative period presentations of those transactions included all of the assets and liabilities associated with the businesses.
The Company respectfully advises the Staff that when the Company was entering into the transaction, it fully considered each alternative accounting treatment and made a detailed and thorough assessment on the best approach to account for this unique transaction. During the assessment process, the Company carried out in-depth discussions when comprehensively evaluating the pros and cons of each possible accounting treatment, including the discussions with the audit committee and independent auditor. In addition, as indicated in the Company’s response letter to the Commission dated October 25, 2010, due to the lack of any guidance under IFRS and HKFRS in respect of business combinations between entities under common control that do not involve acquisitions of the underlying long-lived assets, the Company exercised critical judgment in determining the most appropriate accounting treatment and presentation and disclosures. The objectives of such critical judgment are to enable the users of the financial statements to understand the transaction and to facilitate better comparability and understanding of financial statements in different periods.

Mr. Larry Spirgel	3
In applying merger accounting, since the Company did not acquire the Network Assets, it excluded all such assets and the related depreciation and amortization from the historical financial statements. In this way, the Company could enhance the comparability of the balance sheets prior to and after the transaction, instead of presenting a significant decrease in assets and thereby distorting the trends of the balance sheets under the disposal approach. Similarly, in respect of the income statements, if the disposal approach was adopted, the income from continuing operations of the Company prior to the transaction would be significantly reduced due to the inclusion of the significant depreciation and amortization expenses of Network Assets not acquired. Accordingly, the income from continuing operations would increase significantly after the transaction since the aforementioned depreciation and amortization expenses were much greater than the future leasing fee of the Network Assets. Again, this would significantly distort the trend of the income statements and would even create a picture that the transaction had significantly improved the income from continuing operations for the year ended December 31, 2009 by approximately 198% compared with the income from continuing operations for the year ended December 31, 2008 using the disposal approach. The following table shows the impact on the trend of the income from continuing operations under the current adopted approach and the disposal approach:

	Year ended December 31,
	2008	2009
Income from continuing operations	(In RMB millions)		Change in Percentage

Current approach	7,825	9,556	22.1%

Less: depreciation and amortization expenses and finance costs	(4,732)	(334)

Disposal approach	3,093	9,222	198.2%
The Company fully understands that the disposal approach can reflect all of the costs incurred in generating revenue. However, the disposal approach would also significantly distort the trends of the financial statements due to the significance of the amounts of the Network Assets not acquired and related depreciation and amortization expenses as described in the preceding paragraph. Accordingly, after considering and balancing all the pros and cons of the different alternatives of accounting (please refer to our response letter dated September 21, 2010 for details), particularly the disposal approach and current adopted approach, the Company has determined that, for the benefit of the users of such financial statements, it is more important and more useful to ensure an enhanced comparability of the financial statements rather than a strict application of the matching of all revenue and all costs.
In addition, the Company understands that under the current accounting presentation adopted, certain costs are excluded from the historical financial statements prior to the transaction, and accordingly, the Company has included very comprehensive and transparent disclosures of the nature and amounts of the assets, liabilities and expenses excluded. The Company believes that these comprehensive disclosures would be more helpful than the inclusion of the relevant items in the historical financial statements in enabling the users of the financial statements to better understand the economic impact of the transaction and the trends of the financial statements. Under the current adopted approach, the Company also disclosed the leasing fee for the Network Assets as a separate line item on its statement of income for 2009 to help the investors and users of the financial statements to better understand the trend of the operating results.

Mr. Larry Spirgel	4
Furthermore, the Company believes that the inclusion of the Network Assets and their subsequent transfer upon the effective date of the lease would not reflect the economic substance of the transaction that the Company has not owned or controlled and did not intend to acquire the Network Assets when entering into the transaction. This inclusion will only create potential confusion to the investors and users of the financial statements since the Company’s business objective and intent upon the transaction is to lease but not to acquire the Network Assets in order to protect the investors’ interests.
Finally, the Company believes that the current transaction is different from the Company’s previous merger with China Netcom in 2008 and the acquisition of assets/business of Guizhou Business from Unicom Group in 2007 in that the Company did not acquire the underlying long-lived assets in the current transaction. Due to the unique nature of this transaction, the Company believes that a separate assessment is warranted when applying the predecessor values method retrospectively to include relevant assets and liabilities in comparative periods in order to better reflect the economic substance of this transaction. The resulting accounting treatment can be different from the previous merger transactions with fundamental difference in facts and circumstances.
In summary, in light of the lack of any guidance under IFRS and HKFRS on this specific and unique transaction, the Company believes that it has fully considered different accounting alternatives and exercised proper judgment to determine the most appropriate accounting treatment, which is acceptable under IFRS and HKFRS, to account for the transaction. Given the specific facts and circumstances described above, the Company believes that the current accounting treatment, coupled with the comprehensive and transparent disclosures of the Network Assets not acquired and the related depreciation and amortization, is the best way to account for the transaction. Accordingly, the Company genuinely believes that current presentation and disclosures can best serve the interests of the users of the financial statements, and believes that it has fulfilled the fundamental objective of financial reporting to communicate the most relevant information of the transaction to the investors and the users of the financial statements. Nevertheless, if the Staff considers the current disclosures are not sufficiently clear or transparent, the Company is willing to consider adding more disclosures if necessary. For example, the Company may consider including the discussion of alternative accounting treatment using disposal approach and the addition of a summary showing the balance sheet and the statement of income with the inclusion of the Network Assets not acquired and the related depreciation and amortization expenses when adopting the disposal approach in the relevant footnotes when the Company files its annual report on Form 20-F for the year ending December 31, 2010.
While the Company considers the disposal approach as an acceptable alternative, it does not believe that this approach provides the most useful information to investors as the Company’s current adopted approach does for the reasons stated above. The Company and its independent auditor would be delighted to further discuss the financial presentation in this regard with the Staff at your convenience.

Mr. Larry Spirgel	5
Note 32. Mutual Investment of US$1 Billion by the Company and Telefónica in each other, page F-95
2.	We note your determination that the undertaking of the Mutual Investment constituted a derivative as of the Signing Date, as indicated in response number 2 of your September 21, 2010 letter to us. Paragraph AG 35 (c) of IAS 39 states that a forward contract is “recognized as an asset or liability on the commitment date.” Please explain to us how you determined that the Signing Date was equal to the commitment date under IAS 39. As part of your analysis, clarify how you considered clause 3 of the subscription agreement, conditions precedent to completion, and why these conditions did not dictate a commitment date later than the Signing Date. For instance, we note Telefónica’s Board was required to pass a resolution related to Telefónica’s shares, and the Listing Committee of the Hong Kong Stock Exchange was required to grant a listing of the China Unicom Shares and a permission to deal in them. Clarify the nature of these and any other significant conditions and explain how they were considered in your determination of the commitment date.
The Company respectfully advises the Staff the factors that the Company considered when determining the Signing Date equal to the commitment date.
Under IAS 39, a commitment date is the date when the entity becomes a party to the contractual provisions of the instrument. Before the Company entered into the subscription agreement on mutual investment of US$1 billion by the Company and Telefónica (“Subscription Agreement”) on September 6, 2009, the Board of Directors (“BOD”) of the Company approved the proposed Subscription Agreement on September 4, 2009. From Telefónica perspective, pursuant to the constitution of its BOD, in special circumstances, such as the decision on the strategic investments, the Executive Commission of Telefónica’s BOD has the authority to act on behalf of the BOD to approve the decision, which is to be subsequently ratified by the BOD. The above proposed Subscription Agreement was approved by the Executive Commission of Telefónica’s BOD on September 4, 2009 and was subsequently ratified by the Telefónica’s BOD on September 30, 2009. Accordingly, the Company considered that the Signing Date is equal to the commitment date as both parties were obligated under the contractual provisions of the Subscription Agreement to proceed with the transaction upon the execution of the Subscription Agreement by the parties on September 6, 2009.
Pursuant to the Subscription Agreement, Telefónica’s BOD would pass a resolution to elect whether to implement the transaction by Alternative A (i.e., the subscription by Telefónica of 693,912,264 new Unicom shares at a price of HK$11.17 each and the subscription by the Company of 40,730,735 new Telefónica ordinary shares at a price of EUR17.24 each, in each case for cash consideration) or Alternative B (i.e., the subscription by Telefónica of the new Unicom shares at a price of HK$11.17 each to be satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of EUR17.24 each to the Company). In addition, the Subscription Agreement also specified that in the absence of an election by Telefónica within 15 business days of the date of the Subscription Agreement, Telefónica was deemed to have elected to proceed with Alternative A. On September 24, 2009, the Company was notified by Telefónica that Telefónica had elected to implement the transaction by Alternative B. As the resolution of the Telefónica’s BOD was to approve the election of Alternative A or Alternative B rather than to approve the transaction itself, it did not have any impact on both parties’ obligations under the Subscription Agreement, and accordingly, it did not have any impact on the determination of the commitment date on September 6, 2009.

Mr. Larry Spirgel	6
In addition, pursuant to the terms of the Subscription Agreement, the approval for listing of the Company’s shares issuable in the transaction and the permission to deal in such shares on the Hong Kong Stock Exchange granting by the Listing Committee of the Hong Kong Stock Exchange was required as an another condition precedent to completion of the Subscription Agreement. Based on the Company’s understanding and as advised by the Company’s Hong Kong legal counsel, this approval was granted by the Listing Committee of the Hong Kong Stock Exchange as a matter of course upon the required application being made. Accordingly, the Company considered such condition was perfunctory.
When determining the commitment date, the Company has already carefully considered all the other conditions precedent to completion and concluded none of them was significant and did not have any impact on the determination of the commitment date.
In summary, based on the aforementioned facts and analysis, the Company concluded that the Signing Date is equal to the commitment date on September 6, 2009.

Mr. Larry Spirgel	7
* * * *
In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you again for your time. Please feel free to contact Ms. CHU Ka Yee, Company Secretary (tel: 852-2121-3220; fax: +852 2121-3232; email: karrychu@chinaunicom.com.hk) or Ms. Chun Wei of Sullivan & Cromwell LLP (tel: 852-2826-8666; fax: +852 2522-2295; email: weic@sullcrom.com), with any questions you may have.

Sincerely,
/s/ CHANG Xiaobing
CHANG Xiaobing
Chairman and Chief Executive Officer

cc:	Messrs.	Wayne Carnall
Craig Olinger
Robert S. Littlepage
Joseph M. Kempf
(Securities and Exchange Commission)

Mr. TONG Jilu
Ms. CHU Ka Yee
(China Unicom (Hong Kong) Limited)

Mss. Chun WEI
Yihan SUN
(Sullivan & Cromwell LLP)

Mr. Stephen WONG
Ms. Brenda TAM
(PricewaterhouseCoopers)

CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018     Fax: (852) 2126 2016     Website: www.chinaunicom.com.hk